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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	10

1	NAMES OF REPORTING PERSONS AMG Investments No. 2 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	3	of	10

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		118,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,000*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by the Richard M. Osborne Trust.

CUSIP No.	693654 10 5	Page	4	of	10

1	NAMES OF REPORTING PERSONS Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		118,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	5	of	10

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		296,424(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,680(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		296,424(1)

WITH	10	SHARED DISPOSITIVE POWER

26,680(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,104(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 233,300 shares owned by CCAG Limited Partnership and 46,945 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 15,930 shares owned by Mr. Calabrese’s minor children and 10,750 shares beneficially owned by Mr. Calabrese’s wife.

CUSIP No.	693654 10 5	Page	6	of	10

1	NAMES OF REPORTING PERSONS CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		233,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		233,300

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	693654 10 5	Page	7	of	10

1	NAMES OF REPORTING PERSONS Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		46,945

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,945

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No.	693654 10 5	Page	8	of	10

1	NAMES OF REPORTING PERSONS Mark D. Grossi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		137,457

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,457

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	693654 10 5	Page	9	of	10
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 8 to Schedule 13D is filed by AMG Investments No. 2 LLC (“AMG”), Richard M. Osborne, the Richard M. Osborne Trust (the “Trust”) (together with Mr. Osborne, the “Osborne Entities”), Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), the Steven A. Calabrese Profit Sharing Trust (the “Calabrese Trust”) (together with Mr. Calabrese and CCAG, the “Calabrese Entities”) and Mark D. Grossi relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On August 26, 2008, the Osborne Entities, the Calabrese Entities and Mr. Grossi ceased to be members of a group for purposes of Rule 13d-1(k)(1) because following AMG’s distribution of its Shares, the Osborne Entities and the Calabrese Entities no longer jointly beneficially own or control any Shares and no agreement, written or oral, exists between the parties with respect to the Company. In addition, Mr. Osborne may, without Mr. Calabrese, the Calabrese Entities or Mr. Grossi, initiate plans or proposals that would result in a change in the present board of directors or management of the Company and a change to the articles of incorporation, or code of regulations of the Company, including through a proxy contest at this year’s annual meeting of shareholders of the Company.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(e) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.
     Mr. Osborne beneficially owns 118,000 Shares, or 1.5% of the outstanding Shares, which Shares are owned by the Osborne Trust. Mr. Calabrese beneficially owns a total of 323,104 Shares, or 4.2% of the outstanding Shares, which includes 16,179 Shares owned individually, 15,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 233,300 Shares owned by CCAG and 46,945 Shares owned by the Calabrese Trust. CCAG owns 233,300 Shares, or 3.0% of the outstanding Shares. The Calabrese Trust owns 46,945 Shares, or 0.6% of the outstanding Shares. Mr. Grossi owns 137,457 Shares, or 1.8% of the outstanding Shares. AMG no longer owns any Shares.
     (e) On August 26, 2008, upon termination of the Rule 13d-1(k)(1) group described in Item 4, each of the Osborne Entities, the Calabrese Entities and Mr. Grossi ceased to be the owner of more than five percent of the Shares.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 9, 2008

AMG Investments No. 2 LLC
/s/ Richard M. Osborne
Richard M. Osborne, a managing member

/s/ Richard M. Osborne
Richard M. Osborne, individually

Richard M. Osborne Trust
/s/ Richard M. Osborne
By: Richard M. Osborne, trustee

/s/ Steven A. Calabrese
Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust
/s/ Steven A. Calabrese
By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership By: TGF, Inc., its general partner
/s/ Steven A. Calabrese
By: Steven A. Calabrese, President

/s/ Mark D. Grossi
Mark D. Grossi, individually

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement